UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )

                            Cox Communications, Inc.
                                (Name of Issuer)

                 Class A Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                   224044 10 7
                             -----------------------
                                 (CUSIP Number)

                  Andrew A. Merdek, Esq., Cox Enterprises, Inc.
          1400 Lake Hearn Drive, Atlanta, Georgia 30319 (404) 843-5564
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 23, 2001
                       ------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         AMENDMENT NO. 4 TO SCHEDULE 13D

------------------------------------------------ ---------------------- --------------------------------------------

CUSIP No. 224044 10 7                                                   Page  2  of 9 Pages
------------------------------------------------ ---------------------- --------------------------------------------

-------------------- -----------------------------------------------------------------------------------------------

1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    Anne Cox Chambers
-------------------- -----------------------------------------------------------------------------------------------
-------------------- -----------------------------------------------------------------------------------------------

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)

                                                  Not Applicable           (b)
-------------------- -----------------------------------------------------------------------------------------------
-------------------- -----------------------------------------------------------------------------------------------

3                    SEC USE ONLY
-------------------- -----------------------------------------------------------------------------------------------
-------------------- -----------------------------------------------------------------------------------------------

4                    SOURCE OF FUNDS* OO (See Item 3)

-------------------- -----------------------------------------------------------------------------------------------
-------------------- -----------------------------------------------------------------------------------------------

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                       ITEMS 2(d) or 2(e)_____  Not Applicable
-------------------- -----------------------------------------------------------------------------------------------
-------------------- -----------------------------------------------------------------------------------------------

6                    CITIZENSHIP OR PLACE OF ORGANIZATION                   U.S.A.
-------------------- -----------------------------------------------------------------------------------------------
---------------------------- -------- ------------------------------------------------------------------------------

         NUMBER OF           7        SOLE VOTING POWER                               0
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH

---------------------------- -------- ------------------------------------------------------------------------------
                             -------- ------------------------------------------------------------------------------

                             8        SHARED VOTING POWER                          406,788,968 (Owned Indirectly)**

---------------------------- -------- ------------------------------------------------------------------------------
                             -------- ------------------------------------------------------------------------------

                             9        SOLE DISPOSITIVE POWER                       0

---------------------------- -------- ------------------------------------------------------------------------------
                             -------- ------------------------------------------------------------------------------

                             10       SHARED DISPOSITIVE POWER                     406,788,968 (Owned Indirectly)**
---------------------------- -------- ------------------------------------------------------------------------------
-------------------- -----------------------------------------------------------------------------------------------

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     406,788,968 (Owned Indirectly)**
-------------------- -----------------------------------------------------------------------------------------------
-------------------- -----------------------------------------------------------------------------------------------

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                     Not Applicable
-------------------- -----------------------------------------------------------------------------------------------
-------------------- -----------------------------------------------------------------------------------------------

13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                Approximately 67.8%**
-------------------- -----------------------------------------------------------------------------------------------
-------------------- -----------------------------------------------------------------------------------------------

14                    TYPE OF REPORTING PERSON*                                     OO (Trustee, See Item 4)
-------------------- -----------------------------------------------------------------------------------------------

** Includes 27,597,792 shares of Class A Common Stock into which the Class C
Common Stock indirectly beneficially owned by Mrs. Chambers may be converted at any time on a share-for-share basis. Assuming the delivery to the holders of Exchangeable Notes of 7,578,779 shares of Class A Common Stock, which is the maximum number of shares required to pay and discharge all of the outstanding
Exchangeable Notes, Mrs. Chambers would indirectly beneficially own 399,210,189 shares of Class A Common Stock (including 27,597,792 shares of Class A Common
Stock into which the Class C Common Stock is convertible), which would represent approximately 66.5% of the Class A Common Stock. (See Item 4).


Amendment No. 4 to Schedule 13D                                      Page 3 of 9
Anne Cox Chambers
Cox Communications, Inc.




     Anne Cox Chambers hereby amends her filing on Schedule 13D (filed with the Securities and Exchange Commission (the "Commission") on January 27, 1995), and amended by Amendment No. 1 to Schedule 13D (filed with the Commission on April 20, 1995), Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995) and Amendment No. 3 to Schedule 13D (filed with the Commission on July 22, 1996) (the original filing on Schedule 13D, together with Amendment No. 1 to
Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 to Schedule 13D and this Amendment No. 4 (this "Amendment"), is collectively referred to herein as the "Schedule 13D"), with respect to her beneficial ownership of shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), issued by Cox Communications, Inc., a Delaware corporation (the "Company").

Item 1.  Security and Issuer

     The title of the class of equity securities to which this Schedule 13D relates is the Class A Common Stock. The address of the principal executive offices of the Company is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

Item 2.  Identity and Background

     (a) The person filing this Amendment is Anne Cox Chambers. A joint filing on Schedule 13D is being filed separately for Cox Enterprises, Inc. ("CEI"), Cox DNS, Inc. (formerly Cox Discovery, Inc.) ("CDNS"), Cox Holdings, Inc. ("CHI") and Cox Investment Company, Inc. ("CICI") (collectively, the "Cox Corporations"). Barbara Cox Anthony, who shares control with Mrs. Chambers over the Cox Corporations, is also filing a separate filing on Schedule 13D. (See
Item 4).

     (b) The principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305.

     (c) The present principal employment of Mrs. Chambers is Director and Vice President of CEI and Chairman, Atlanta Newspapers.

     (d) During the last five years, Mrs. Chambers has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

Amendment No. 4 to Schedule 13D                                      Page 4 of 9
Anne Cox Chambers
Cox Communications, Inc.


     (e) During the last five years, Mrs. Chambers has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mrs. Chambers is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     The consideration paid by the Initial Purchasers (as defined below) to CEI on February 23, 2001 (the "First Closing") was $439,875,000 pursuant to the Purchase Agreement (as defined below). Additionally, on March 15, 2001 (the
"Second Closing"), the Initial Purchasers paid consideration of $8,831,000 to CEI.

Item 4.  Purpose of Transaction

     This Amendment is being filed to report the issuance by CEI of $459,000,000 aggregate principal amount of its 2% Exchangeable Senior Notes due 2021 (the
"Exchangeable Notes") pursuant to a purchase agreement (the "Purchase Agreement"), dated February 15, 2001, by and among CEI and Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated, ABN AMRO Rothschild LLC, Fleet Securities, Inc., J.P. Morgan Securities Inc. and SG Cowen Securities Corporation (collectively, the "Initial Purchasers"). CEI issued $450,000,000 aggregate principal amount of the Exchangeable Notes at the First Closing. CEI issued an additional $9,000,000 aggregate principal amount of the Exchangeable Notes at the Second Closing to cover over-allotments.

     Pursuant to the terms of the Fourth Supplemental Indenture, dated as of February 23, 2001, by and between CEI and The Bank of New York, as Trustee (the "Fourth Supplemental Indenture"), at any time before the close of business on February 15, 2021, holders of the Exchangeable Notes may exchange each $1,000 principal amount of their Exchangeable Notes into 16.5115 shares of Class A Common Stock, subject to adjustment upon the occurrence of certain events. Upon exchange, CEI may deliver shares of the Class A Common Stock or cash based on the value of such shares.

     CEI may redeem some or all of the Exchangeable Notes for cash at any time on or after February 18, 2003 at a price equal to 100% of the principal amount of the Exchangeable Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Amendment No. 4 to Schedule 13D                                      Page 5 of 9
Anne Cox Chambers
Cox Communications, Inc.




     Holders of the Exchangeable Notes may require CEI to purchase all or a portion of the outstanding principal amount of the Exchangeable Notes on February 15, 2002, February 15, 2003, February 15, 2004, February 15, 2005, February 15, 2006, February 15, 2011 and February 15, 2016 at a price equal to 100% of the portion of the outstanding principal amount of the Exchangeable Notes to be purchased plus accrued and unpaid interest to, but excluding, the purchase date. CEI will pay cash for all Exchangeable Notes purchased on February 15, 2002, and on each other purchase date, CEI will have the option to deliver shares of Class A Common Stock or cash based on the value of such shares.

     CEI is the holder of (i) all of the outstanding capital stock of CHI, which directly beneficially owns approximately 63.3% of the Class A Common Stock, and
(ii) all of the outstanding capital stock of CICI, which directly owns all of the outstanding capital stock of CDNS, which in turn directly beneficially owns approximately 4.5% of the Class A Common Stock (including for the purposes of these calculations the 27, 597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for share basis). Therefore, CEI indirectly exercises beneficial ownership over an aggregate of approximately 67.8% of the Class A Common Stock.

     There are 605,463,951 shares of common stock of CEI outstanding, with respect to which: (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%);
(ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.0%); and (iv) 279 individuals and trusts exercise beneficial ownership over the remaining 7,308,364 shares (1.2%). Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.8%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Thus, Mrs. Chambers and Mrs. Anthony share ultimate control over the Cox Corporations, and thereby indirectly exercise beneficial ownership over approximately 67.8% of the Class A Common Stock.

Amendment No. 4 to Schedule 13D                                      Page 6 of 9
Anne Cox Chambers
Cox Communications, Inc.



     Assuming the delivery to the holders of the Exchangeable Notes of 7,578,779 shares of Class A Common Stock, which is the maximum number of shares required to pay and discharge all of the outstanding Exchangeable Notes, Mrs. Chambers would indirectly beneficially own 399,210,189 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock is convertible), which would represent approximately 66.5% of the Class A Common Stock.

     Until such time, if any, as CEI shall have delivered shares of Class A Common Stock to the holders of the Exchangeable Notes pursuant to the terms of the Fourth Supplemental Indenture, CEI will retain all ownership rights with respect to the shares of Class A Common Stock held by it (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof).

     CEI has also entered into a Registration Rights Agreement dated as of February 23, 2001 (the "Registration Rights Agreement"), among the Initial Purchasers, the Company and CEI. Under the Registration Agreement and the Purchase Agreement, CEI has agreed, among other things, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or cause to be filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to any shares of Class A Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for a period of 45 days after the date of the Purchase Agreement without the prior written consent of certain of the Initial Purchasers, subject to certain exceptions. Under the Registration Rights Agreement, the Company has agreed to file a registration statement under the Securities Act with respect to shares of Class A Common Stock deliverable to the holders of the Exchangeable Notes pursuant to the Fourth Supplemental Indenture.


     The foregoing description of the Purchase Agreement, Registration Agreement and Fourth Supplemental Indenture is qualified in its entirety by reference to copies of such agreements, which are included herewith as Exhibits 7.05 through 7.07, respectively, and are specifically incorporated herein by reference.

     Other than the above-mentioned transactions, Mrs. Chambers does not have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j).

Amendment No. 4 to Schedule 13D                                      Page 7 of 9
Anne Cox Chambers
Cox Communications, Inc.




Item 5.  Interest in Securities of the Issuer

     (a) Mrs. Chambers indirectly beneficially owns 406,788,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers may be converted at any time). As of February 28, 2001, there was an aggregate of 572,528,517 shares of Class A Common Stock issued and outstanding. Accordingly, Mrs. Chambers is the indirect beneficial owner of approximately 67.8% of the Class A Common Stock.


     (b) Mrs. Chambers and Mrs. Anthony have the indirect shared power to direct the vote or direct the disposition of 406,788,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers and Mrs. Anthony may be converted at any time).

     (c) No transactions in the Class A Common Stock were effected by Mrs. Chambers during the past sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the agreements described in Item 4 and filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company between Mrs. Chambers and any other person which are required to be described under Item 6 of Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

  Exhibit 7.05 Purchase  Agreement,  dated  as  of  February 15, 2001, by  and between CEI and Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Credit Suisse First Boston Corporation, Morgan Stanley & Co.

Amendment No. 4 to Schedule 13D                                      Page 8 of 9
Anne Cox Chambers
Cox Communications, Inc.


               Incorporated, ABN AMRO Rothschild LLC, Fleet Securities, Inc., J.P. Morgan Securities Inc. and SG Cowen Securities Corporation (Incorporated by reference to Exhibit 7.05 to the Amendment No. 4 to the joint filing on Schedule 13D by CEI, CDNS, CHI and CICI, as filed with the Commission as of the date hereof).



 Exhibit 7.06 Registration Agreement, dated as of February 23, 2001, among the Initial Purchasers, the Company and CEI (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, as filed with the Commission on March 8, 2001).

  Exhibit 7.07 Fourth Supplemental  Indenture,  dated as of February 23,  2001, by and between CEI and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 7.07 to the Amendment No. 4 to the joint filing on Schedule 13D by CEI, CDNS, CHI and CICI, as filed with the Commission as of the date hereof).


  Exhibit 7.07 Power of Attorney,  dated as of June 27, 1995, appointing each of
               Marion H. Allen, III and Andrew A. Merdek, signing singly, as attorneys-in-fact for Anne Cox Chambers (Incorporated by reference as Exhibit 7.02 to Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995)).

Amendment No. 4 to Schedule 13D                                      Page 9 of 9
Anne Cox Chambers
Cox Communications, Inc.



                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            ANNE COX CHAMBERS


April 27, 2001                      By:              /s/ Andrew A. Merdek
-------------------                         ------------------------------------
         Date                                     Anne Cox Chambers by Andrew A.
                                                  Merdek, her Attorney-in-fact